Exhibit 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the
First Quarter Ended March 31, 2009
•	Reports 11.5% increase in Quarterly EBITDA compared to Q1 2008

•	Reports EPS of $0.12 for Q1 of 2009

•	Declares Quarterly Dividend of $0.06 per Share for Q1 2009

•	Updates Charter-Out Coverage to 96.6% for 2009, 75.5% for 2010, 54.0% for 2011 and 47.6% for 2012

•	Maintains AA+ Insurance on Long-Term Charters and COAs
PIRAEUS, GREECE, May 21, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the first quarter ended March 31, 2009.
“We are pleased with our financial and operational performance during the quarter. Our results reflect our long-term chartering policy which provided an advantage during this tumultuous period for the industry,” stated Angeliki Frangou, Chairman and CEO of Navios Holdings. Ms. Frangou continued, “We believe that our strong financial position and significant cash flow from our long-term, insured charter-out contracts has positioned Navios to capture opportunity generated by market dislocation.”
FIRST QUARTER 2009 HIGHLIGHTS — RECENT DEVELOPMENTS
Liquidity:
Navios Holdings maintains a strong liquidity position with a cash balance of $241.1 million (including restricted cash of $20.7 million) at March 31, 2009 and a net debt to book capitalization of 43.1%.
Dividend Policy:
The Board of Directors declared a quarterly cash dividend for the first quarter of 2009 of $0.06 per share of common stock. This dividend is payable on July 2, 2009 to stockholders of record as of June 18, 2009. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Acquisition of Vessel:
On February 18, 2009, Navios Holdings took delivery of Navios Vega, a 2009 built, 58,792 dwt Ultra Handymax vessel. The total acquisition price was approximately $73.5 million. The vessel commenced a two-year time charter at a net daily rate of $12,350. The acquisition was financed by Navios Holdings’ existing cash and by issuing a $33.5 million convertible security to the seller.
Update on Navios Maritime Partners L.P. (Navios Partners):
On May 8, 2009, Navios Partners completed a follow-on public offering of 3,500,000 common units at $10.32 per unit, raising gross proceeds of approximately $36.1 million. In connection with the above offering, Navios Holding contributed an amount of $0.7 million to retain its 2% General Partner interest. Following the offering, Navios Holdings owns a 44.6% equity interest in Navios Partners which includes a 2% general partner interest.
Share Repurchase Program:
Navios Holdings has a $25.0 million common stock repurchase program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Since the initiation of the program 907,480 shares have been repurchased.
Time Charter Coverage:
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to ten years. As of May 15, 2009, Navios Holdings has contracted 96.6%, 75.5%, 54.0% and 47.6% of its available days on a charter-out basis for 2009, 2010, 2011 and 2012, respectively, equivalent to $244.7 million, $277.1 million, $233.3 million and $217.4 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $25,484, $30,970, $34,8833 and $35,833 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2009 is $9,988.
The above figures do not include vessels servicing the COA business.
Details of new and existing fixtures are included in the 6-K anticipated to be issued by close of business tomorrow.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three month periods ended March 31, 2009 and 2008. The information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
First Quarter 2009 Results (in thousands of US Dollars):

	Three	Three
	Months	Months
	ended	ended
	March 31,	March 31,
	2009	2008
	(unaudited )	(unaudited)
Revenue	$147,168	$338,277
EBITDA	$42,378	$37,998
Net income	$11,993	$14,244
EPS	$0.12	$0.13
Revenue from vessel operations for the three months ended March 31, 2009 was $117.8 million as compared to $316.8 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in Time Charter Equivalent (“TCE”) per day (excluding FFAs) by 38.8% to $28,368 per day in the first quarter of 2009 from $46,338 per day in the same period of 2008and b) the decrease in the available days for the fleet by 35.5% to 3,880 in the first quarter of 2009 from 6,014 days in the same period of 2008. The decrease in days is mainly attributable to the significantly reduced activity of the short term fleet. Short term fleet days were decreased by 2,167 days, from 3,064 days in the first quarter of 2008 to 897 days in the first quarter of 2009.
Revenue from the logistics business was approximately $29.3 million for the three months ended March 31, 2009 as compared to $21.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became operating in the fourth quarter of 2008) compared to the same period of 2008.
EBITDA for the first quarter of 2009 and 2008 was $42.4 million and $38.0 million, respectively. The $4.4 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $201.9 million from $293.7 million in the first quarter of 2008 to $91.8 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $3.0 million and a decrease in minority interest by $0.1 million. This overall favorable variance of $205.0 million was mitigated mainly by a decrease in revenue by $191.1 million from $338.3 million in the first quarter of 2008 to $147.2 million for the same period in 2009, a decrease in gain from FFA trading by $5.5 million from $4.9 million gain for the first quarter of 2008 to $0.6 million loss for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.5 million from $5.2 million in the first quarter of 2008 to $6.7 million for the same period in 2009, an increase in general and administrative expenses by $1.8 million from $8.0 million in the first quarter of 2008 to $9.8 million for the same period in 2008 (excluding $0.6 million and $0.7 million share-based compensation for the first quarter of 2009 and 2008, respectively) and a net decrease of $0.7 million in all other categories.
EBITDA from the logistics business was $5.7 million for the three months ended March 31, 2009 as compared to $5.4 million during the same period in 2008.
Net income for first quarter ended March 31, 2009 was $12.0 million as compared to $14.2 million for the comparable period of 2008. The decrease of net income by $2.2 million was due to the increase in depreciation and amortization by $1.9 million, the increase in interest expense and finance cost by $2.4 million, the decrease in interest income by $2.4 million. This unfavorable variance of $6.7 million was mitigated by the increase of $4.4 million in EBITDA discussed above, as well as the $0.1 million decrease in income taxes.
Purchase Options:
Navios Holdings has options to acquire four of the 18 chartered-in vessels currently in operation within the next two years (two Ultra-Handymaxes, one Panamax and one Capesize) and eight of the ten long-term chartered-in vessels on order (on two of the 12 purchase options Navios Holdings holds a 50% initial purchase option).

Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the first quarter ended March 31, 2009 and 2008.

	Three Months Ended
	March 31,	March 31,
	2009	2008
Available Days (1)	3,880	6,014
Operating Days (2)	3,867	6,012
Fleet Utilization (3)	99.7%	100%
Time Charter Equivalent including FFAs (4)	$28,227	$47,150
Time Charter Equivalent excluding FFAs (4)	$28,368	$46,338

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
Fleet Profile:
Navios Holdings controls a fleet of 53 vessels totaling 5.1 million dwt, of which 25 are owned and 28 are chartered-in under long-term charters. Navios Holdings currently operates 36 vessels totaling 2.8 million dwt and has 17 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.8 years.
Exhibit 2 displays the “Core Fleet” profile of Navios Holdings.
Conference Call:
As already announced, tomorrow, Thursday, May 21, 2009 at 8:30 am EDT, Navios Holdings’ members of senior management will host a conference call to provide highlights and commentary on the first quarter of 2009.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:30 am EDT on the day of the call. The conference call details are as follows:
Call Date/Time: Thursday, May 21, 2009; 8:30 am EST
Call Title: Navios Maritime Holdings Inc. Q1 2009 Financial Results Conference Call
US Dial In: +1.888.694.4702
International Dial In: +1.973.582.2741
Conference ID: 9938 8364
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1 .706.645.9291
Conference ID: 9938 8364
This call will be simultaneously Webcast at the following Web address: http://webcast.streamlogics.com/audience/index.asp?eventid=50158327 . The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Holdings is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website: www.navios-mlp.com
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT 1
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	March 31,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$220,417	$133,624
Restricted cash	20,660	17,858
Accounts receivable, net of allowance for doubtful accounts of $8,893 as at March 31, 2009 and $8,343 as at December 31, 2008	82,913	109,780
Short term derivative asset	168,776	214,156
Short term backlog asset	—	44
Due from affiliate companies	4,655	1,677
Prepaid expenses and other current assets	25,606	28,270

Total current assets	523,027	505,409

Deposit for vessel acquisitions	432,147	404,096
Vessels, port terminal and other fixed assets, net	799,657	737,094
Long term derivative assets	28,922	36,697
Other long term assets	55,492	46,855
Investments in affiliates	5,284	5,605
Investments in available for sale securities	26,304	22,358
Intangible assets other than goodwill	337,841	347,878
Goodwill	147,632	147,632

Total non-current assets	1,833,279	1,748,215

Total assets	$2,356,306	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$48,499	$72,520
Dividends payable	6,033	9,096
Accrued expenses	39,203	34,468
Deferred income	7,145	11,319
Short term derivative liability	102,794	128,952
Current portion of long term debt	74,246	15,177

Total current liabilities	277,920	271,532

Senior notes, net of discount	298,395	298,344
Long term debt, net of current portion	671,939	574,194
Unfavorable lease terms	71,257	76,684
Long term liabilities and deferred income	48,193	47,827
Deferred tax liability	25,390	26,573
Long term derivative liability	18,316	23,691

Total non-current liabilities	1,133,490	1,047,313

Total liabilities	1,411,410	1,318,845

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares. None issued	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,225,217 and 100,488,784 as of March 31, 2009 and December 31, 2008, respectively	10	10
Additional paid-in capital	494,562	494,719
Accumulated other comprehensive loss	(18,632)	(22,578)
Retained earnings	339,629	333,669

Total stockholders’ equity	815,569	805,820
Noncontrolling interest	129,327	128,959
Total equity	944,896	934,779

Total liabilities and equity	$2,356,306	$2,253,624

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Revenue	$147,168	$338,277
(Loss)/gain on forward freight agreements	(550)	4,887
Time charter, voyage and logistic business expenses	(91,799)	(293,699)
Direct vessel expenses	(7,170)	(5,633)
General and administrative expenses	(10,431)	(8,712)
Depreciation and amortization	(15,540)	(13,604)
Interest income from investments in finance lease	323	800
Interest income	337	2,739
Interest expense and finance cost, net	(14,701)	(12,232)
Gain on sale of assets/partial sale of subsidiary	—	2,574
Other income	1,268	19
Other expense	(2,276)	(3,269)

Income before equity in net earnings of affiliate companies	6,629	12,147
Equity in net earnings of affiliated companies	5,100	2,078

Income before taxes	$11,729	$14,225
Income taxes	632	507

Net income	12,361	14,732
Less: Net income attributable to the noncontrolling interest	(368)	(488)

Net income attributable to Navios Holdings common stockholders	$11,993	$14,244

Basic net income per share attributable to Navios Holdings common stockholders	$0.12	$0.13

Weighted average number of shares, basic	100,056,191	106,371,936

Diluted net income per share attributable to Navios Holdings common stockholders	$0.12	$0.13

Weighted average number of shares, diluted	100,457,699	110,695,036

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$11,993	$14,244
Adjustments to reconcile net income to net cash provided by operating activities:	21,031	13,239
Decrease in operating assets	23,636	40,433
Decrease in operating liabilities	(5,086)	(56,494)
Payments for dry dock and special survey costs	(1,587)	(1,803)
Net cash provided by operating activities	49,987	9,619

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	—	(5,000)
Restricted cash for assets acquisition	—	(67,120)
Acquisition of vessels	(25,648)	(17,875)
Deposits for vessel acquisitions	(42,870)	(5,984)
Receipts from finance lease	130	2,527
Purchase of property and equipment	(1,310)	(857)

Net cash used in investing activities	(69,698)	(199,378)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	125,369	69,574
Repayment of long term debt and payment of principal	(2,927)	(3,555)
Dividends paid	(9,096)	(9,582)
Increase in restricted cash	(6,125)	—
Acquisition of treasury stock	(717)	(3,374)
Issuance of common stock	—	37

Net cash provided by financing activities	106,504	53,100

Increase/(decrease) in cash and cash equivalents	86,793	(136,659)

Cash and cash equivalents, beginning of period	133,624	427,567

Cash and cash equivalents, end of period	$220,417	$290,908

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$7,936	$548
Cash paid for income taxes	$139	$307

Non-cash investing and financing activities
Issuance of shares and convertible debt in connection with the acquisition of vessels	$31,741	$—
Equity in net earnings of affiliated companies	$5,100	$2,078

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	March 31,	March 31,
(in thousands of US Dollars)	2009	2008
Net cash provided by operating activities	$49,987	$9,619
Net increase in operating assets	(23,636)	(40,433)
Net increase in operating liabilities	5,086	56,494
Net interest cost	14,365	9,493
Deferred finance charges	(709)	(464)
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(3,613)	(304)
Earnings in affiliates and joint ventures, net of dividends received	(321)	(296)
Payments for drydock and special survey	1,587	1,803
Non-Controlling interest	(368)	(488)
Gain on partial sale of subsidiary	—	2,574

EBITDA	$42,378	$37,998

EXHIBIT 2
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)

Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Vanessa	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)

Navios Pollux	Capesize	06/2009	181,000
Navios Happiness	Capesize	07/2009	180,000
Navios Aurora II	Capesize	10/2009	172,000
Navios Lumen	Capesize	11/2009	181,000
Navios Antares	Capesize	11/2009	172,000
Navios Phoenix	Capesize	12/2009	180,000
Navios Stellar	Capesize	12/2009	172,000
Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(1)
			(in metric tons)

Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
Phoenix Grace	Capesize	2009	170,500	No

Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(1)
			(in metric tons)

Phoenix Beauty	Capesize	01/2010	170,500	No
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	02/2011	35,000	Yes(2)
Navios TBN	Handysize	04/2011	35,000	Yes(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.